EXHIBIT 12

JOSTENS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	Nine months ended		Years ended
Dollars in thousands	September 28, 2002	September 29, 2001	December 29, 2001	December 30, 2000		January 1, 2000	January 2, 1999	January 3, 1998
Earnings
Income (loss) from continuing operations before income taxes	$43,853	$27,544	$26,540	$(10,468)		$43,999	$35,952	$52,379

Interest expense (excluding capitalized interest)	50,830	60,570	79,035	60,252		7,486	7,026	6,866

Portion of rent expense under long-term operating leases representative of an interest factor	1,053	943	1,164	1,121		1,483	1,233	2,133

Total earnings	$95,736	$89,057	$106,739	$50,905		$52,968	$44,211	$61,378

Fixed charges
Interest expense (including capitalized interest)	$50,830	$60,570	$79,035	$60,252		$7,887	$7,729	$6,866

Portion of rent expense under long-term operating leases representative of an interest factor	1,053	943	1,164	1,121		1,483	1,233	2,133

Total fixed charges	$51,883	$61,513	$80,199	$61,373		$9,370	$8,962	$8,999

Ratio of earnings to fixed charges	1.8	1.4	1.3	0.8	[1]	5.7	4.9	6.8

1 For the year ended December 30, 2000, earnings did not cover fixed charges by $10.5 million.